

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2011

Ms. Sarah Keck
Neutra Corp.
3572 Shady Brook Lane
Sarasota, FL 34243

> **Re:** **Neutra Corp.**
> **Registration Statement on Form S-1**
> **Filed February 24, 2011**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 4, 2011**
> **File Number 333-172417**

Dear Ms. Keck:

We have reviewed your amendment and letter filed April 4, 2011 in response to our March 23, 2011 comment letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. We note the paragraph deleted from the cover page of the Form S-1 in response to our prior comment 4; however, our prior comment referred to the cover page of the prospectus rather than the cover page of the Form S-1. Please reinstate the paragraph deleted from the cover page of the filing and delete the paragraph on the cover page of the prospectus beginning "This investment involves a high degree of risk…" as it appears redundant in light of the paragraph that follows beginning "These securities are speculative and involve a high degree of risk…"

Use of Proceeds, page 19

2. We note the changes in gross proceeds from the offering if 33% and 66% of the offered shares are sold. However, it is still unclear to us how you calculated these amounts. It

would appear that 33% and 66% of 3,000,000 shares offered are 990,000 and 1,980,000 shares, respectively. Using an offering price of $0.014 per share the proceeds from these sales would be $13,860 and $27,720, respectively. Please revise your schedules presented here or explain to us how you determined the gross proceeds amounts.

Financial Statements
Notes to Financial Statements
3. Significant Accounting Policies, page F-7

3. We note your revisions in response to comment 19. However, you continue to disclose that ASC 740-10 was adopted on January 1, 2007. Please revise your disclosure to properly reflect the date that you actually adopted ASC 740-10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Keira Nakada at (202)551-3659 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Diane J. Harrison (Harrison Law, P.A.)